
10013604

ZepInc

Superior Solutions

Transforming Zep Inc. for a Promising Future



2010 Annual Report

Letter to Shareholders



John K. Morgan
Chairman, President and
Chief Executive Officer

Fiscal 2010 was a pivotal year for Zep Inc. This past year marked the completion of a three-year "makeover" of our company. In virtually every way possible, our hard-working associates have transformed our business into a far more efficient, more focused and more forward-looking company. In the face of a challenging economic environment, our associates were able to increase the value we provide to our customers, expand our access to market, improve our profit margins, and acquire and integrate businesses while generating significant cash flow. To be more specific:

- We have significantly broadened our go-to-market strategy, expanded our retail sales channel and our network of distributors, and invested in acquisitive growth. Simultaneously, in our core sales and service organization, we added experienced sales reps using a new recruitment model designed to yield a faster return on investment and provided new price optimization tools that will further empower our sales reps.
- In the past 12 months, we completed three acquisitions—Amrep, Waterbury Companies and Niagara National. Each of these companies has contributed to a broadened product line, provide access to additional markets, as well as increase our top line growth and overall profitability.
- We have strengthened our company financially. Since becoming a publicly-traded company and prior to making any acquisitions, we reduced our debt by 53%, and, over the past two years, we reduced the breakeven of our legacy business by nearly 30%.
- We have made our company more efficient. We trimmed our product line by more than 4,000 SKUs, which affected only 1% of sales, consolidated our North American distribution network from 41 to 17 strategically located facilities and reduced our non-sales headcount by more than 28%.
- Finally, we have decentralized our business to push decisions closer to our customers, and we have dedicated ourselves to a standard of *relentless execution*—an ROI-driven discipline that will allow us to grow profitably and to create value for our shareholders.

To drive this process, Zep has embraced a set of values meant to ensure we operate every aspect of our business with integrity, honesty and transparency—protecting our environment, treating our people fairly and dealing honorably with our customers and suppliers.

IMPROVED FINANCIAL PERFORMANCE

Combined, these changes have allowed us to achieve one of our core company objectives—to grow at a rate exceeding GDP, a traditional benchmark for our industry. Our full-year revenue in fiscal 2010 totaled $569 million versus $501 million in the prior year, up 13.5%. Our adjusted EBITDA margins were 8.3%, a record since we became an independent company, when our EBITDA margins were 7.7%. Our adjusted net income in fiscal 2010 was $21.8 million, or $0.98 per diluted share, versus $11.3 million, or $0.52 per diluted share in fiscal 2009—an increase of 92%.

Just as important as our increased top-line growth and profitability was our continued strong cash flow—another hallmark of our industry and a key area of focus for our Company. In fiscal 2010, we generated $34 million in cash flow from operations, an improvement of $3.6 million in fiscal 2009. We are pleased with our ability to generate this level of cash, especially considering the number of strategic initiatives undertaken during the year and the continued difficult economic environment. Nevertheless, we recognize that it is equally important to focus on our long-term plan and its emphasis on working capital management.

All these changes have come at a cost. In the past three years, Zep Inc. has recognized a total of $22.1 million in pre-tax restructuring charges, including $8.6 million in fiscal 2010. We believe charges of this magnitude are now behind us, and that in fact we have already begun to benefit from the leverage and operating efficiencies these measures afford. Further, we also believe that our non-sales workforce is appropriately sized to our needs and growth projections.

MILESTONES, PROGRESS

During fiscal 2010, Zep Inc. achieved a number of significant milestones.

Our growth efforts were a key element of our 2010 plan. In addition to our year-long effort to expand and improve the productivity of our core direct sales force, we moved aggressively to expand our retail and distribution channels.

In retail, we grew our Zep Commercial and private-branded product lines with both existing and new customers, announcing new relationships with Advanced Auto Parts and AutoZone while also launching the rollout of our refreshed Enforcer brand.

In the distribution channel, the Amrep acquisition gave us the brands we needed to penetrate this channel and provided a platform for future growth. Critical to the realization of the benefits of this acquisition was the relocation of our existing aerosol production operation to Amrep's facilities, resulting in significant manufacturing efficiencies and enabling expansion of our private-brand capabilities. Not only is the integration of Amrep essentially complete, but it is also experiencing organic growth.

In just over six months after completing this acquisition, we were able to acquire selected assets from the Waterbury Companies, whose complementary aerosol-based product lines will allow additional expansion of our footprint with distributors and with specialty retailers.

Finally, in October we acquired Niagara National. This acquisition augments our already strong offering in the vehicle wash segment and gives our sales and service organization an important new product line. The Niagara acquisition is an example of how we intend to transform and strengthen our legacy business going forward with emphasis on high service need verticals.

Combined, our Amrep, Waterbury and Niagara acquisitions historically have generated annualized revenues of about $150 million. To support these and our legacy sales businesses, we increased advertising and marketing expenditures in retail and further expanded our sales force.

FISCAL 2011 AND BEYOND

Three years after becoming an independent public company, we can look back on our progress with a great deal of satisfaction. We now have a strong strategic, operational and financial foundation that can be leveraged as we focus on organic growth and growth through acquisition. We are on track to achieve $6 million in synergies from the Amrep acquisition and, beginning in fiscal 2012, an additional $2 to $3 million from combining the Amrep and Waterbury businesses. We expect to reinvest a portion of these savings to further grow our business.

In addition to continuing to build our cash flow and filing a $200 million shelf registration, we also strengthened our capital structure in July by entering into a $320 million, five-year senior secured credit facility with an expanded number of lenders. This recapitalization not only affords capacity in support of our acquisitive growth strategies, but also better aligns our debt covenants with those initiatives.

We have many reasons to be optimistic about our future, but it's also clear that our North American sales and service business will continue to experience the headwinds created by a weak employment picture. The resumption of a more normalized level of GDP growth, and likewise a reduction in the unemployment rate is widely predicted to remain slow in the months ahead.

Letter to Shareholders (continued)

That said, we are beginning to see some year-over-year improvement in certain manufacturing segments, and in food processing and food service. In sum, we believe there is an opportunity to significantly increase our earnings and margins in the coming year. Never before have we been better positioned to capitalize on the opportunities that lie ahead.

All of our progress—as well as our future—would not be possible without the support of our customers, the diligent efforts of our associates, the guidance of our board of directors and the encouragement of our shareholders. Transformation is never easy, and without the support of all our constituencies, this would not have been possible.

Sincerely yours,



John K. Morgan
Chairman, President and Chief Executive Officer

Operating Strategy


Zep Operating Strategy
KEY TENETS
EXECUTION STRATEGY
OPERATING PRIORITIES:
DELIVER A SUPERIOR CUSTOMER EXPERIENCE
MANAGE OUR COST STRUCTURE EFFECTIVELY
FOSTER A CULTURE OF CONTINUOUS IMPROVEMENT

Investment Strategy



Expand Through
Selected Acquisitions
Build Upon Existing
European Capabilities
Grow Sales with New and
Existing Distributors
Serve Pro Customers
Through a Broad Retail Base
Profitably Grow the Core
Sales and Service Model
TOP QUARTILE FINANCIAL PERFORMANCE
TOP QUARTILE FINANCIAL PERFORMANCE
EXPAND MARGINS
GROW SHARE WITH EXISTING AND NEW CUSTOMERS

PROFITABLY GROW THE CORE SALES AND SERVICE MODEL

Our core sales and service model serves vertical markets in transportation (vehicle wash and maintenance), industrial (manufacturing and construction), food (processing and service), government (federal, state and local municipalities and schools), and institutional (hospitality and healthcare) with the Zep®, Selig™, Enforcer®, Niagra National™, as well as licensed brands such as Armor All and private-label brands. We have strategically focused on expanding and leveraging our sales force by augmenting an already-experienced team by hiring additional sales reps that have experience selling into the vertical markets served. We are also working to transform the marketing approach for this model to one that is more market-driven in an effort to better serve new and existing customers. During the past three years, our focus on sales productivity, product innovation with an emphasis on more environmentally friendly products and a streamlined distribution network in North America is transforming the sales and service model into a more efficient and cost-effective operation. With the addition of revenues associated with Niagara National, Zep's North American I&I direct channel represents approximately 54% of our annual revenue.

SERVE PRO CUSTOMERS THROUGH A BROAD RETAIL BASE

We target the professional tradesperson through related retailers in home improvement, hardware, mass merchandising, discount, office supply and automotive aftermarket with brands such as Zep Commercial®, Enforcer®, Next Dimension™, Original Bike Spirits™, Country Vet®, as well as with licensed and private-label brands. We have focused organic growth efforts in the expansion of existing product assortments at existing customers and in penetration of complementary retailers in the home improvement, hardware and automotive aftermarket industry. In addition to our organic growth efforts, our Amrep and Waterbury acquisitions provide significant opportunities to grow with other speciality retailers. With the incorporation of revenue associated with Amrep and Waterbury, Zep Inc.'s retail channel represents approximately 18% of our annual revenue.

GROW SALES WITH NEW AND EXISTING DISTRIBUTORS

Our distribution network encompasses four channels: industrial distributors such as WW Grainger and Fastenal; janitorial and sanitation distributors such as Lagasse and TripleS; automotive OEMs and distributors, including Toyota, Nissan, Subaru, and Kia Motors; and redistributors such as R³ and Lagasse. These distribution channels offer multiple value propositions and brands, including Zep Commercial®, Zep Professional™, Enforcer®, Misty®, TimeMist® TimeWick by TimeMist™, MicrobeMax™, iChem®, and various private-label brands. In addition to our grassroots efforts, expansion of this channel has come from acquisitions such as Amrep and Waterbury. We expect to continue to leverage our existing manufacturing assets to further penetrate current and new regional and national distributors that serve multiple end-markets. With the incorporation of revenue associated with Amrep and Waterbury, Zep Inc.'s distributor channel represents approximately 20% of our annual revenue.

Investment Strategy (continued)

BUILD UPON EXISTING EUROPEAN CAPABILITIES

Our European effort is currently focused in Western Europe with locations in Italy and Benelux. Over the past three years, we have continued our efforts to expand our European sales force and to integrate and streamline operations. It is expected that growth in this area will include expansion geographically and/or through acquisitions. Zep Inc.'s European market represented approximately 8% of our overall revenues in fiscal 2010.

EXPAND THROUGH SELECTED ACQUISITIONS

Our acquisition strategy is focused on expanding access to market by acquiring new platforms or complementary add-ons to existing platforms in new or existing geographies, new or innovative products and brands, and strategically located manufacturing capabilities. While we will review opportunities of various sizes, we are targeting opportunities that provide revenues between $50 and $150 million; that provide increased earnings, becoming accretive within the first 24 months. Our initial results have proven successful. The Amrep acquisition, which was immediately accretive and which will be completely integrated by the end of calendar 2010, will provide nearly $6 million in annualized synergies for fiscal 2011 and with a potential of $7 million in total synergies within 24 months. We developed and cultivated an integration process during the Amrep acquisition that is being leveraged in the integration of our more recent acquisitions—Waterbury and Niagara National.

Our Brands


COUNTRY
VET


ASPIRE


Zep


MISTY


TimeWick by TimeMist


Zep
COMMERCIAL


ENVIROEDGE
Earth-Friendly Vehicle Wash Products


GREENLINK


SELIG
INDUSTRIES


ENFORCER


i-Chem


Zep
PROFESSIONAL


NEXT
DIMENSION


TimeMist


NIAGARA
NATIONAL


MICROBEMAX


ORIGINAL
BIKE SPIRITS


OFFICIAL LICENSEE OF
ARMORALL
PROFESSIONAL

Financial Review

(in millions of dollars, except earnings per share)	For the years ended August 31,		
	2010[1]	2009[2]	2008[3]
Operations:			
Net sales	**$568.5**	$ 501.0	$ 574.7
Gross profit %	**49.8%**	52.8%	56.2%
Operating profit	**$ 23.9**	$ 18.1	$ 29.1
Operating profit %	**4.2%**	3.6%	5.1%
Net income	**$ 13.5**	$ 9.3	$ 16.3
Diluted earnings per share	**$ 0.61**	$ 0.42	$ 0.75
Diluted weighted average number of shares outstanding (in millions)	**21.7**	21.3	21.3
Return on invested capital	**9.1%**	7.7%	12.9%
Net cash provided by operating activities	**$ 34.0**	$ 30.4	$ 26.4
Depreciation and amortization	**$ 10.3**	$ 7.0	$ 6.9
Capital expenditures	**$ 9.8**	$ 7.5	$ 9.2
Sales per associate (in thousands)	**$ 241**	$ 217	$ 213
Financial Position:			
Total assets	**$342.8**	$ 249.6	$ 274.1
Total debt	**$ 92.2**	$ 40.7	$ 59.2
Total stockholders' equity	**$122.2**	$ 109.3	$ 99.7
Total debt to capitalization	**43.0%**	27.1%	37.2%
Operating working capital as a percentage of net sales[4]	**16.3%**	16.7%	18.1%

(1) Includes pre-tax charges of $8.6 million for restructuring, $3.8 million in acquisition related costs, and $0.9 million in expense resulting from acquired inventory valuation made necessary by purchase accounting rules, all of which impacted diluted earnings per share by $0.37.
(2) Includes pre-tax charges of $3.4 million for restructuring for 2009 or $0.10 per share.
(3) Includes pre-tax charges of $10.0 million for restructuring and inventory write-offs for 2008 or $0.30 per share.
(4) Operating working capital is defined as net accounts receivable plus inventories minus accounts payable.

Shareowner Return Performance Graph



$180
$160
$140
$120
$100
$80
$60
$40
Zep
S&P 600
Russell 2000
Nov '07
Feb '08
May '08
Aug '08
Nov '08
Feb '09
May '09
Aug '09
Nov '09
Feb '10
May '10
Aug '10

	Nov 2007	Feb 2008	May 2008	Aug 2008	Nov 2008	Feb 2009	May 2009	Aug 2009	Nov 2009	Feb 2010	May 2010	Aug 2010
Zep Inc.	$100.00	$113.63	$119.16	$142.50	$131.99	$57.86	$89.28	$117.52	$130.33	$163.13	$135.29	$128.38
S&P 600	$100.00	$ 88.01	$ 95.66	$ 93.73	$ 61.41	$49.84	$64.10	$ 73.13	$ 74.20	$ 80.99	$ 85.50	$ 77.98
Russell 2000	$100.00	$ 86.29	$ 94.10	$ 93.00	$ 59.50	$48.92	$63.08	$ 71.94	$ 72.91	$ 79.05	$ 83.20	$ 75.71

The graph compares the change in cumulative total stockholders' return on our common stock with (a) the S&P Smallcap 600 Index and (b) the Russell 2000 Index, each for the period from November 1, 2007 (the date our stock first traded other than on a when-issued basis) through August 31, 2010. The graph assumes an initial investment of $100 at the closing price on November 1, 2007 and assumes all dividends were reinvested. We have presented the Russell 2000 Index, in lieu of an industry index or peer group, because we believe there is no published index or peer group that adequately compares to our business. Except for the initial measurement date (November 1, 2007), the figures for the chart and graph set forth above have been calculated based on the closing prices on the last trading day on the New York Stock Exchange for each period indicated.

Bar Graphs


$566
$575
$501
$569
2007
2008
2009
2010

Revenue
(dollars in millions)


$43.7
$45.7
$27.2
$47.2
2007
2008
2009
2010

Adjusted EBITDA
(dollars in millions)
See Reconciliation


$14.1
$16.3
$9.3
$13.5
2007
2008
2009
2010

Net Income
(dollars in millions)


$30.9
$5.8
$25.1
$26.4
$9.2
$17.2
$30.4
$7.5
$22.9
$34.0
$9.8
$24.2
2007
2008
2009
2010

Cash Flows
(dollars in millions)

Operating Cash Flow | Capital Expenditures | Free Cash Flow*

*Net cash from operating activities less capital expenditures

Adjusted EBITDA Reconciliation

This non-GAAP financial information is provided to enhance the user's overall understanding of the Company's current financial performance and prospects for the future. Specifically, management believes the non-GAAP financial information provides useful information to investors by excluding or adjusting certain items affecting reported operating results that were unusual and not indicative of the Company's core operating results. This non-GAAP financial information should be considered in addition to, and not as a substitute for, or superior to, results prepared in accordance with GAAP. Moreover, this non-GAAP information may not be comparable to similarly titled measures reported by other companies. The non-GAAP financial information included in this 2010 Annual Report has been reconciled to the nearest GAAP measure in the table below.

	Years ended August 31,			
($ millions)	2007	2008	2009	**2010**
Net income	$14.1	$16.3	$ 9.3	**$13.5**
Interest expense, net	5.0	2.8	1.7	**2.0**
Provisions for income taxes	10.8	9.7	5.9	**8.2**
Depreciation and amortization	7.1	6.9	7.0	**10.3**
EBITDA (unaudited)[1]	36.9	35.7	23.8	**33.9**
Non-recurring environmental charges[2]	6.8	—	—	**—**
Restructuring charges[3]	—	10.0	3.4	**8.6**
Acquisition costs[4]	—	—	—	**3.8**
Purchase accounting impact on COGS[5]	—	—	—	**0.9**
Adjusted EBITDA (unaudited)	$43.7	$45.7	$27.2	**$47.2**

See notes on next page

Adjusted EBITDA Reconciliation (continued)

(1) EBITDA is equal to net income plus (a) interest expense, net; (b) provision for income taxes; and (c) depreciation and amortization.

(2) During fiscal year 2007, we paid a fine of $3.8 million in connection with failure to comply with our wastewater discharge permit prior to 2003 at our primary manufacturing facility in Atlanta, Georgia. Of that fine, $2.0 million had been accrued prior to fiscal year 2005. In May 2007, we accrued a pre-tax liability of $5.0 million representing our best estimate of costs associated with environmental remediation efforts related to soil and groundwater issues present at that manufacturing facility.

(3) During fiscal year 2010, we recorded $8.6 million in restructuring charges primarily related to the cost of severances and selling branch and manufacturing facility consolidations. During the first quarter of fiscal year 2009, we recorded a net pretax charge of $1.9 million entirely composed of severance related costs. In the second quarter of fiscal year 2009, the Company recorded a charge of $1.1 million as it exited two facilities, and, in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, adjusted sub-lease rental income assumptions associated with a leased facility exited during the third quarter of fiscal year 2008. In the fourth quarter of fiscal year 2009, Zep recorded a pretax restructuring charge of $0.4 million for costs associated with severances and facility consolidation.

During fiscal year 2008, we recorded restructuring charges totaling $10 million. The restructuring breakdown is as follows: The Company recognized $5.3 million in charges for employee severance related to the new organizational structure that will serve to decentralize specific functions of the business to establish decision making and accountability closer to the customer. Of these charges, $0.8 million was recorded during the second quarter of fiscal year 2008 with the remainder charged in the following quarter. Additionally, during the third quarter, we incurred a $3.3 million charge related to the consolidation of our corporate headquarters, which includes certain assumptions made regarding future revenue from sublease rentals. Lastly, we recorded a $1.5 million charge related to the write-down and disposal of discontinued inventory as a result of our product line rationalization. This charge addresses the integration of our Selig product line into Zep and the first wave of reductions from the bottom half of our products in our North American I&I product line.

(4) Acquisition costs reflect advisory, legal and other due diligence-related services incurred in connection with acquisition-related activity. Acquisition costs associated with Amrep totaled $1.6 million. Acquisition costs associated with the recently purchased Waterbury Companies and Niagara National totaled $2.2 million during the fourth quarter of fiscal 2010, which included a one-time $0.4 million acceleration of previously capitalized financing costs that were recorded as interest expense when the Company replaced its credit arrangements with a single, expanded facility. This recapitalization was necessary to finance the Company's acquisitive growth initiatives. All such costs are expensed as incurred pursuant to purchase accounting.

(5) Amrep's purchase price has been allocated to Amrep's net tangible and intangible assets based on their estimated fair values as of the January 4, 2010 closing date of the acquisition. The estimated fair value of acquired finished goods inventories exceeded the historical net book value for such goods by $0.9 million. As a result of this step-up in asset basis, the Company recognized an increase of cost of goods sold totaling $0.5 million in the last two months of the second fiscal quarter of 2010. The remainder of this inventory sold through during Zep's third fiscal quarter, subsequently, the mark up of acquired finished goods inventory will not impact Zep's operating results.

Forward-Looking Statements

This annual report includes forward-looking statements regarding expected future results of the Company. A variety of factors could cause actual results to differ materially from expected results. Please see the risk factors in our Annual Report on Form 10-K for the year ended August 31, 2010, which we filed with the Securities and Exchange Commission on November 8, 2010.

John Morgan: Introductory Remarks

Welcome to Zep's 2010 Annual Report. This year's report represents a new approach for us – an interactive annual report -- presented entirely in an electronic format.

This approach is important for two reasons. First, a web-based document conserves natural resources – while still allowing us to tell our story in a comprehensive fashion. This is consistent with our broader focus on sustainability and our environmentally responsible products and services, such as GreenLink, Aspire, and EnviroEdge.

This report also captures the spirit of our company in 2010. Now three years after becoming a public company, what you see today is a more forward-thinking enterprise – one focused on both organic growth and growth through acquisition – and with a far more efficient operating structure.

So to our associates, our customers, suppliers and shareholders – thank you for taking the time to review this report. 2010 was an exciting year and we are looking forward to many more.

COMPANY NARRATIVE

Transforming Zep Inc. for a Promising Future

John Morgan

Fiscal 2010 was a pivotal year for Zep Inc. This past year marked the completion of a three-year "makeover" for our company. In virtually every way possible, our hard-working associates have transformed our business into a far more efficient, more focused and more forward-looking company.

While our traditional sales and service model is vitally important to us, we have also invested significant resources in developing a more robust retail sales channel, expanding our sales to distributors, investing in growth internationally, and through acquisitions, having completed three acquisitions in the past 12 months.

We decentralized our business to push decisions close to customers, and we have dedicated ourselves to a standard of relentless execution – an ROI-driven discipline that will allow us to grow profitably and to create value for our shareholders.

To drive this entire process, Zep embraces a set of values meant to ensure that we operate every aspect of our business with integrity, honesty and transparency -- protecting our environment, treating our associates fairly and dealing honorably with our customers and suppliers.

Mark Bachmann

The industry we serve is a $19 billion market in the US and about $60 billion worldwide. It's driven by consumable products, so it's a good, recurring revenue business to be in. Simply put: "Maintenance doesn't go out of fashion . . . and our products work exceptionally well."

Zep as a brand name tends to be known in the institutional and industrial setting -- mostly by professionals who want high efficacy products to clean and maintain their facilities and equipment such as using our products to wax the floors of a commercial office building, clean a factory, wash cars or maintain a healthy food processing facility. Our products are also available through a growing number of retailers who carry industrial strength products that serve the professional.

From a business perspective, the cleaning products industry – Zep included – generates consistent cash flow. And in the past three years, we've worked extremely hard to better harness our cash generation so that we can expand our business through acquisitions while maintaining a healthy balance sheet.

John Morgan

The acquisitions of Amrep, Waterbury Companies and Niagara National in the past 12 months have substantially broadened our product platform and our market footprint. They've also helped accelerate our growth in revenue and profitability.

Our efficiency improvements have significantly improved the bottom line. A key contributing factor is the fact that in the past two years we lowered our overall financial breakeven by nearly 30 percent.

Mark Bachmann

Our improved breakeven was brought about by improvements in both our fixed and variable cost structure. We've rationalized our product lines, eliminating more than 4,000 SKUs. We've reduced our total distribution centers supporting our North American operations to 17 – from 41. And we've instituted a comprehensive new operating structure throughout the company.

How did all of this affect our bottom line in fiscal 2010?

In 2010, our revenue totaled $568.5 million, up 13.5 percent over 2009. Our adjusted net income for the year was up approximately 92 percent and our cash flow from operations totaled $34 million, an increase of about 12 percent over the $30.4 million we generated in 2009.

John Morgan

Zep was founded in 1937, and for decades our business was driven by what came to be called our "Zep Rep" model. It is a good model and still works well after 70 years. Therefore, we continue to invest in it.

Times do change, however, and we recognize that in order to grow the business, Zep must change too. As a result, we've also devoted significant resources to constructing a revenue platform which targets the specialty retail market and the distribution market -- allowing us, over time, to look more like the general market.

Today, our products are at The Home Depot, a relationship that began in 1998. We are also at Ace Hardware, True Value, Wal-Mart, Office Depot, Lowes, Menards, Auto Zone and Advance Auto Parts, under a variety of brands.

On the distribution side, our Amrep and Waterbury acquisitions accelerated growth into the automotive OEM and retail automotive aftermarket, the industrial markets, the janitorial and sanitation market, and redistribution. New accounts in our distribution verticals include WW Grainger, Fastenal, Lagasse, Toyota, Nissan, Subaru and Kia Motors.

It's been a big shift for us, and one that allows us to serve customers the way they decide upon.

Three years ago, 84% of Zep's revenue was derived from its dedicated sales force. Today the company is 18% retail, 20% distributor and 62% proprietary sales force due to our growth in these channels.

Joe Seladi

By the time Zep acquired Amrep, John Morgan and I had been talking to each other for two or three years. As we got to know each other, we came to realize that our basic tenets, values and management philosophy were very similar.

That was very important to integration of the two businesses. When all those things are right, up front – the strategy, the values and the company's operations -- then it becomes an easy decision.

Zep did a great job in qualifying the acquisition. Everything lined up, and when that happens, it's going to work.

Bob Collins

A business can't change a legacy model without making some adjustments in the way our people approach the business. Making that transition wasn't without pain. As part of our transformation, we made the decision to establish minimum performance standards for our sales force, and oriented our company so that we could attract and retain top-notch talent throughout the organization.

We created Zep University to do better training, and we built the Zep Business System to give us tools and a common language to deal with challenges and to effect change.

This has helped us create a culture that allows us to identify key talent at the senior level and to grow future leaders. We've also worked hard to quickly identify key individuals at the companies we acquire to help us integrate these new businesses quickly and with as little disruption as possible.

It's all about creating a shared vision and an opportunity for all of our associates to buy into something that's not yours or mine, but ours. That resulted in the common values we share today. Values are something that drive our behaviors.

Tom Moffett

I've been with associated with Zep for almost 30 years and so much has changed during that time. Our customers have choices. They can buy products through the internet and through alternative suppliers so we've had to become far more proactive in our approach. We've begun surveying our customers about what they value, and how we can bring that to them effectively.

What we've learned is that there's still a large customer base out there that needs the sort of consulting approach that only a direct model can deliver. For example, in the food processing industry, you can't buy our products from a retail shelf. And even if you could, that wouldn't give you the access to a representative who will show up at your plant in the middle of the night to work alongside the sanitation crew to help them apply best practices to that task.

We know that we have about 25,000 potential customers like that in the U.S. and Canada, and we have only 10 percent of that market. The size of the prize is truly big. A direct sales force is critical to this and other specialized verticals.

Jeff Sorensen

Zep is one of the top-five suppliers of cleaning products in North America. And that's a nice beachhead to have. But in the past few years we realized there was a great deal of complexity in our product line – duplicate products and sizes that didn't conform to the customer's needs.

Using voice of the customer, we rationalized our product line. The 4,000 SKUs Mark mentioned that we eliminated sounds like a lot, but all these products represented less than 1 percent of the company's revenue. Today we are better positioned to build out our product line with new offerings that open the door to new markets, customers and applications.

John Morgan

This is a large, fragmented market, and our opportunities to grow are numerous. We can grow organically and we can grow through acquisitions. Our plan is to do both, and we will apply a disciplined approach.

Our primary metric is simple: Our return on invested capital must exceed our cost of capital.

We're in a good place now. Stronger. Focused. Principled. And positioned to move forward.

Operating Strategy Voice Over by John Morgan

Businesses cannot succeed without the execution of an effective operating plan. At Zep Inc. everything begins with our three tenets – integrity, decentralization and relentless execution.

Our operating strategy focuses on profitable growth driven by three sets of tools to make sure we are truly listening to our customers, developing the full potential of all our associates, and adhering to a uniform set of processes, which helps our associates consistently execute throughout the company.

These tools exist to help us focus on three operating priorities –

- Delivering a superior customer experience by focusing on delivery performance, product quality, timely and accurate information, and product innovation;
- Operating with a competitive cost structure focused on productivity when it comes to spending;
- And fostering a culture of continuous improvement.

Do these things right, and consistently, and we will succeed and shareholders will prosper.